UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 9, 2023: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2023.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 9, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

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Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2023

Athens, Greece – August 9, 2023 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three- and six-month periods ended June 30, 2023.

Second Quarter 2023 Financial Highlights:

•

Total net revenues of $47.7 million. Net income of $28.9 million or $4.17 and $4.15 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $29.0 million or $4.19 and $4.17 per share basic and diluted.

•

Adjusted EBITDA1 was $30.6 million.

•

An average of 17.95 vessels were owned and operated during the second quarter of 2023 earning an average time charter equivalent rate of $30,151 per day.

•

Declared a quarterly dividend of $0.50 per share for the second quarter of 2023 payable on or about September 16, 2023, to shareholders of record on September 9, 2023, as part of the Company’s common stock dividend plan.

•

As previously announced, on July 6, 2023, the Company took delivery of its second newbuilding M/V “Terataki”, an eco 2,800 teu feeder containership from Hyundai Mipo Dockyard Co. in South Korea. The vessel is EEDI Phase 3 compliant and equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The acquisition was financed with a combination of own funds and a sustainability-linked loan provided by the National Bank of Greece S.A. Following its delivery, M/V “Terataki” commenced a thirty-six- to forty-month charter with Asyad Lines.

•

The original share repurchase program of $20 million approved by the Board during 2022 has been extended for another year. As of August 9, 2023, we have repurchased 396,615 shares of our common stock in open market transactions for $8.1 million.

•

The Company also announced that it completed its 2022 Sustainability Report which is available at its website (http://www.euroseas.gr/company/sustainability.html).

First Half 2023 Financial Highlights:

•

Total net revenues of $89.6 million. Net income of $57.6 million or $8.28 and $8.25 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $50.7 million or $7.29 and $7.26 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $56.6 million.

•

An average of 17.52 vessels were owned and operated during the first half of 2023 earning an average time charter equivalent rate of $29,714 per day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“We are very pleased with our results for the second quarter of 2023 which are one of the best results we have ever had since Euroseas became a containership focused public company in 2018. At the same time, our very high charter coverage at quite profitable rates for the remainder of the year but also for 2024 suggests that we should continue registering highly profitable quarters regardless of charter rates development.

“One-year time charter rates were up in the first half of the second quarter but up to now they have declined again by about 15% compared to their highs in mid-May. They are about 75% lower than their levels a year ago but they are still higher than their pre-pandemic levels. However, the direction they will take during the rest of 2023 and 2024 remains quite uncertain based on the projected supply and demand trends. There is good news on the economic front as it appears that the attack on inflation via interest rates increases has worked without causing a recession, at least, in the developed economies; undoubtedly, stronger economic growth is positive for containerized trade and containership demand. But there remain geopolitical uncertainties and, quite importantly, a large orderbook of containership vessels to be delivered over the next 2-3 years that the market needs to absorb. The latter seems a difficult task despite the expectation that fleet growth is to be somewhat mitigated by greenhouse gas emission regulations that will force some vessels to either reduce their speeds or stop trading.

“We believe we are well insulated from market volatility and expect to generate significant cash flow reserves that will allow us to comfortably fund the equity portion of our remaining seven newbuilding vessels, continue our dividend and share repurchase program and still have a significant war chest to pursue investment opportunities in an accretive way to our shareholders.

“Within the aforementioned concept we published our third Environmental, Social and Governance (ESG) Report. Our ESG report for 2022 presents our priorities and goals, reports on a wide range of sustainability-related Key Performance Indicators and provides extensive information about the ways in which our Company manages its impact on the environment, its people and society.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Within the second quarter of 2023 the container charter market has slightly improved as compared to the first quarter of the year. Still the charter rates observed in the second quarter of 2023 are significantly lower compared to the ones of the same period of 2022. Despite the significant decrease in the charter rates, our results for the second quarter of 2023 are slightly lower compared to the same period of 2022. This was due to the fact that most of our vessels are employed in time charter contracts booked before the decline of the market rates started. During the second quarter of 2023, we operated 17.95 vessels versus 16.46 vessels during the same period of last year. Our net revenues decreased to $47.7 million in the second quarter of 2023 compared to $48.5 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 10.6% lower average charter rate in the second quarter of 2023 as compared to the same period of 2022.

“Daily vessel operating expenses, including management fees, averaged $7,114 per vessel per day during the second quarter of 2023 as compared to $7,080 per vessel per day for the same quarter of last year, and $7,220 per vessel per day for the first half of 2023 as compared to $6,867 per vessel per day for the same period of 2022, reflecting a 0.4% and 5.1% increase, respectively, which was attributable to the higher prices for all the categories of vessel supplies paid for our vessels compared to the same period of 2022. General and administrative expenses averaged $715 per vessel per day during the second quarter of 2023 as compared to $652 per vessel per day for the same quarter of last year, and $728 per vessel per day for the first half of 2023 as compared to $667 per vessel per day for the same period of 2022. The increase is mainly due to inflation adjustments.

“Adjusted EBITDA during the second quarter of 2023 was $30.6 million versus $34.2 million in the second quarter of last year. As of June 30, 2023, our outstanding debt (excluding the unamortized loan fees) was $132.8 million versus restricted and unrestricted cash of $38.2 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $45.6 million (excluding the unamortized loan fees), and we are in compliance with all our loan covenants.”

Second Quarter 2023 Results:

For the second quarter of 2023, the Company reported total net revenues of $47.7 million representing a 1.6% decrease over total net revenues of $48.5 million during the second quarter of 2022 which was a result of the decreased time charter rates our vessels earned in the second quarter of 2023 compared to the same period of 2022, partly offset by the increase in the average number of vessels owned and operated in the second quarter of 2023 compared to the same period of 2022. On average, 17.95 vessels were owned and operated during the second quarter of 2023 earning an average time charter equivalent rate of $30,151 per day compared to 16.46 vessels in the same period of 2022 earning on average $33,714 per day. The Company reported a net income for the period of $28.9 million, as compared to a net income of $30.7 million, respectively, for the same period of 2022.

Vessel operating expenses were $10.3 million in the second quarter of 2023 as compared to $9.4 million for the second quarter of 2022. The increase is due to the higher average number of vessels owned and operated in the second quarter of 2023 compared to the corresponding period of 2022, as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Depreciation expense for the second quarter of 2023 amounted to $5.6 million compared to $4.1 million for the same period of 2022 due to the increased number of vessels in the Company’s fleet and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessel delivered in April 2023, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the second quarter of 2023 were also slightly increased to $1.3 million from $1.2 million for the same period of 2022 due to the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses amounted to $1.2 million for the second quarter of 2023, as compared to $1.0 million for the second quarter of 2022. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the second quarter of 2023 none of our vessels was drydocked, with an amount of $0.4 million accounted for drydocking expenses incurred in relation to upcoming drydockings. In the corresponding period of 2022, the total cost was $0.7 million, where one of our vessels completed her intermediate survey in water, while another one was drydocked in order to pass her special survey, which was completed in the third quarter of 2022.

Interest and other financing costs for the second quarter of 2023 amounted to $1.2 million, after deducting capitalized interest of $1.2 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $2.4 million, compared to $1.1 million for the same period of 2022. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR / SOFR rate in the current period compared to the same period of 2022.

For the three months ended June 30, 2023, the Company recognized a $3.7 million realized gain and a $2.7 million unrealized loss for a total of $1.0 million gain on its interest rate swap contracts. For the three months ended June 30, 2022, the Company recognized a $0.06 million realized loss and a $0.03 unrealized gain for a total of $0.03 million loss on its interest rate swap contracts.

Adjusted EBITDA for the second quarter of 2023 was $30.6 million compared to $34.2 million achieved during the second quarter of 2022.

Basic and diluted earnings per share for the second quarter of 2023 was $4.17 and $4.15, calculated on 6,919,716 basic and 6,956,447 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $4.26 and $4.24, respectively, for the second quarter of 2022, calculated on 7,224,424 basic and 7,258,436 diluted weighted average number of shares outstanding.

Excluding the effect on the income of the unrealized loss / (gain) on derivatives, the amortization of below market time charters acquired and the vessel depreciation charged on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings attributable to common shareholders for the quarter ended June 30, 2023 would have been $4.19 per share basic and $4.17 diluted, respectively, compared to adjusted earnings of $4.10 and $4.08 per share basic and diluted for the quarter ended June 30, 2022. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2023 Results:

For the first half of 2023, the Company reported total net revenues of $89.6 million representing a 4.5% decrease over total net revenues of $93.9 million during the first half of 2022. On average, the Company owned and operated 17.52 vessels during the first half of 2023, earning an average time charter equivalent rate of $29,714 per day. For the same period of 2022 the Company owned and operated 16.23 vessels that earned on average $33,843 per day. The Company reported a net income for the period of $57.6 million, as compared to a net income of $60.7 million, for the first half of 2022.

Vessel operating expenses for the first half of 2023 amounted to $20.1 million as compared to $17.8 million for the same period of 2022. The increase is due to the higher average number of vessels owned and operated in the first half of 2023 compared to the corresponding period of 2022, in addition to the increased crewing costs for our vessels compared to the same period of 2022, as well as due to inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Depreciation expense for the first half of 2023 was $10.9 million compared to $7.8 million during the same period of 2022, due to the increased number of vessels in the Company’s fleet and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessel delivered in April 2024 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the first half of 2023 increased to $2.8 million from $2.3 million for the same period of 2022 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros.

General and administrative expenses amounted to $2.3 million for the first half of 2023, as compared to $2.0 million for the same period of 2022. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the first half of 2023 one of our vessels completed her special survey with drydock for a total cost of approximately $0.6 million, with an amount of $0.4 million accounted for drydocking expenses incurred in relation to upcoming drydockings. In the same period of 2022, three of our vessels completed their intermediate survey in water, one of our vessels completed her special survey with drydock and another entered into a drydock in order to complete her special survey; the latter was completed within the third quarter of 2022. The total cost of the drydockings for the first half of 2022 was $2.5 million.

Finally, during the first half of 2023 and 2022, we had other operating income of $1.4 million and other operating expenses of $0.35 million, respectively. The operating income for the first half of 2023 relates to loss of hire insurance for two of our vessels, while the operating expense for the first half of 2022 relates to the settlement of accounts with charterers. The results of the Company for the first half of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Interest and other financing costs for the first half of 2023 amounted to $2.1 million, after deducting capitalized interest of $2.3 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $4.4 million, compared to $2.1 million for the same period of 2022. This increase is due to the increased amount of debt and the increase in the weighted average LIBOR / SOFR rate of our bank loans in the current period compared to the same period of 2022. For the six months ended June 30, 2023 the Company recognized a $4.0 million realized gain and a $3.3 million unrealized loss for a total of $0.7 million gain on its interest rate swap contracts. For the six months ended June 30, 2022 the Company recognized a $0.1 million realized loss and a $2.4 million unrealized gain for a total of $2.3 million gain on its interest rate swap contracts.

Adjusted EBITDA for the first half of 2023 was $56.6 million compared to $65.3 million achieved during the first half of 2022.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2023 was $8.28 calculated on 6,958,748 basic and $8.25, calculated on 6,985,422 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $8.40 and $8.36 respectively, for the first half of 2022, calculated on 7,223,189 basic and 7,256,434 diluted weighted average number of shares outstanding.

Excluding the effect on the income for the first half of the year of the unrealized loss / (gain) on derivatives, the amortization of below market time charters acquired, the vessel depreciation charged on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters and the gain on sale of a vessel (if any), the adjusted earnings per share attributable to common shareholders for the six-month period ended June 30, 2023 would have been $7.29 and $7.26, basic and diluted, respectively, compared to adjusted earnings per share of $7.81 basic and $7.77 diluted for the same period in 2022. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Share Repurchase Program:

The Board of Directors approved the extension of the $20 million share repurchase program, originally approved last year, for another year. To date, about $8.1 million has been used to repurchase 396,615 shares of the Company. The Board will review again the program after a period of 12 months or when the original $20 million are used. As previously stated, share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing of purchases and amount under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number of shares or amount and may be suspended or reinstated at any time at the Company's discretion and without notice.

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Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 Option $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Aug-23 then until Apr-25	$19,000 $21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Aug-23 then until Apr-25	$20,250 $21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-24	$15,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Jan-24	$13,900
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Aug-23	$13,000
Total Container Carriers on the Water	19	740,512	58,861

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate (4/day)
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q1 2024
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	7	215,734	16,600

Note:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (commissions are typically 5-6.25%).

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Summary Fleet Data:

	Three months, ended June 30, 2022	Three months, ended June 30, 2023	Six months, ended June 30, 2022	Six months, ended June 30, 2023
FLEET DATA
Average number of vessels (1)	16.46	17.95	16.23	17.52
Calendar days for fleet (2)	1,498.0	1,632.0	2,938.0	3,171.0
Scheduled off-hire days incl. laid-up (3)	6.2	0.0	58.6	0.0
Available days for fleet (4) = (2) - (3)	1,491.8	1,632.0	2,879.4	3,171.0
Commercial off-hire days (5)	0.0	0.0	5.3	28.9
Operational off-hire days (6)	4.8	3.8	11.0	40.8
Voyage days for fleet (7) = (4) - (5) - (6)	1,487.0	1,628.2	2,863.1	3,101.3
Fleet utilization (8) = (7) / (4)	99.7%	99.8%	99.4%	97.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.8%	99.1%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.8%	99.6%	98.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	33,714	30,151	33,843	29,714
Vessel operating expenses excl. drydocking expenses (12)	7,080	7,114	6,867	7,220
General and administrative expenses (13)	652	715	667	728
Total vessel operating expenses (14)	7,732	7,829	7,534	7,948
Drydocking expenses (15)	477	249	852	316

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

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Conference Call and Webcast:

Today, August 9, 2023 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13740510. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2023 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

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Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2022	2023	2022	2023
	(unaudited)		(unaudited)
Revenues
Time charter revenue	50,329,436	49,311,751	97,448,528	92,771,677
Commissions	(1,849,827)	(1,616,162)	(3,595,381)	(3,139,471)
Net revenues	48,479,609	47,695,589	93,853,147	89,632,206

Operating expenses/(income)
Voyage expenses	197,262	219,540	551,286	619,286
Vessel operating expenses	9,431,572	10,298,601	17,830,465	20,142,818
Drydocking expenses	714,818	406,514	2,502,744	1,001,882
Vessel depreciation	4,106,538	5,616,645	7,827,654	10,888,582
Related party management fees	1,173,912	1,311,603	2,345,944	2,752,178
Other operating (income) / expenses	-	(139,511)	350,000	(1,429,511)
General and administrative expenses	977,409	1,167,359	1,960,481	2,308,006
Gain on sale of vessel	-	-	-	(5,158,370)
Total operating expenses	16,601,511	18,880,751	33,368,574	31,124,871

Operating income	31,878,098	28,814,838	60,484,573	58,507,335

Other (expenses)/income
Interest and other financing costs	(1,132,171)	(1,199,728)	(2,146,602)	(2,087,399)
(Loss) / gain on derivatives, net	(32,613)	987,883	2,309,904	743,633
Foreign exchange gain / (loss)	36,262	7,234	37,314	(27,436)
Interest income	266	265,434	947	496,782
Other (expenses)/ income, net	(1,128,256)	60,823	201,563	(874,420)
Net income	30,749,842	28,875,661	60,686,136	57,632,915
Weighted average number of shares, basic	7,224,424	6,919,716	7,223,189	6,958,748
Earnings per share, basic	4.26	4.17	8.40	8.28
Weighted average number of shares, diluted	7,258,436	6,956,447	7,256,434	6,985,422
Earnings per share, diluted	4.24	4.15	8.36	8.25

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Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	June 30, 2023

ASSETS
Current Assets:
Cash and cash equivalents	25,845,333	31,841,476
Trade accounts receivable, net	572,961	976,496
Other receivables	5,515,311	7,796,257
Inventories	2,306,177	2,572,426
Restricted cash	2,193,173	972,338
Prepaid expenses	350,206	1,105,850
Due from related company	32,146	-
Derivatives	1,142,682	444,068
Asset held for sale	8,909,172	-
Total current assets	46,867,161	45,708,911
Fixed assets:
Vessels, net	216,570,426	249,127,642
Long-term assets:
Advances for vessels under construction	59,083,594	93,816,071
Derivatives	2,669,244	73,007
Restricted cash	3,400,000	5,400,000
Total assets	328,590,425	394,125,631

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	55,419,815	45,255,407
Trade accounts payable	5,160,068	3,667,935
Liability associated with asset held for sale	3,556,641	-
Accrued expenses	1,756,383	1,294,811
Accrued dividends	66,375	150,625
Deferred revenue	7,730,422	11,592,977
Due to related company	-	1,141,102
Total current liabilities	73,689,704	63,102,857

Long-term liabilities:
Long-term bank loans, net of current portion	51,812,086	86,542,876
Fair value of below market time charters acquired	34,933,438	27,296,214
Total long-term liabilities	86,745,524	113,839,090
Total liabilities	160,435,228	176,941,947

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 6,995,752, issued and outstanding)	213,486	209,873
Additional paid-in capital	260,539,222	258,970,263
Accumulated deficit	(92,597,511)	(41,996,452)
Total shareholders’ equity	168,155,197	217,183,684
Total liabilities and shareholders’ equity	328,590,425	394,125,631

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Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023

Cash flows from operating activities:
Net income	60,686,136	57,632,915
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,827,654	10,888,582
Amortization of deferred charges	166,993	192,381
Share-based compensation	431,502	680,294
Gain on sale of vessel	-	(5,158,370)
Unrealized (gain) / loss on derivatives	(2,410,656)	3,294,851
Amortization of fair value of below market time charters acquired	(3,063,787)	(7,637,224)
Changes in operating assets and liabilities	399,823	(93,621)
Net cash provided by operating activities	64,037,665	59,799,808

Cash flows from investing activities:
Cash paid for vessels under construction	(30,161,477)	(78,087,935)
Cash paid for vessel acquisitions and capitalized expenses	(36,504,636)	(80,688)
Cash paid for vessel improvements	(580,791)	(113,857)
Net proceeds from sale a vessel	-	10,100,598
Net cash used in investing activities	(67,246,904)	(68,181,882)

Cash flows from financing activities:
Cash paid for share repurchase	(346,631)	(2,206,846)
Dividends paid	(3,615,593)	(6,952,895)
Loan arrangement fees paid	-	(481,000)
Proceeds from long-term bank loans	-	52,000,000
Repayment of long-term bank loans	(13,770,921)	(27,145,000)
Offering expenses paid	(27,838)	(56,877)
Net cash (used in) / provided by financing activities	(17,760,983)	15,157,382

Net (decrease) / increase in cash, cash equivalents and restricted cash	(20,970,222)	6,775,308
Cash, cash equivalents and restricted cash at beginning of period	31,498,229	31,438,506
Cash, cash equivalents and restricted cash at end of period	10,528,007	38,213,814

    Cash breakdown

Cash and cash equivalents	4,952,773	31,841,476
Restricted cash, current	175,234	972,338
Restricted cash, long-term	5,400,000	5,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	10,528,007	38,213,814

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Euroseas Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2023	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Net income	30,749,842	28,875,661	60,686,136	57,632,915
Interest and other financing costs, net (incl. interest income)	1,131,905	934,294	2,145,655	1,590,617
Vessel depreciation	4,106,538	5,616,645	7,827,654	10,888,582
Gain on sale of vessel	-	-	-	(5,158,370)
Loss / (gain) on interest rate swap derivatives, net	32,613	(987,883)	(2,309,904)	(743,633)
Amortization of below market time charters acquired	(1,845,547)	(3,839,709)	(3,063,787)	(7,637,224)
Adjusted EBITDA	34,175,351	30,599,008	65,285,754	56,572,887

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, loss / (gain) on interest rate swap derivatives, gain on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, loss / (gain) on interest rate swaps, gain on sale of vessel, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

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Euroseas Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2023	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Net income	30,749,842	28,875,661	60,686,136	57,632,915
Unrealized (gain) / loss on derivatives	(26,892)	2,693,251	(2,410,656)	3,294,851
Amortization of below market time charters acquired	(1,845,547)	(3,839,709)	(3,063,787)	(7,637,224)
Gain on sale of vessel	-	-	-	(5,158,370)
Depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	709,793	1,292,974	1,204,601	2,571,745
Adjusted net income	29,587,196	29,022,177	56,416,294	50,703,917
Adjusted earnings per share, basic	4.10	4.19	7.81	7.29
Weighted average number of shares, basic	7,224,424	6,919,716	7,223,189	6,958,748
Adjusted earnings per share, diluted	4.08	4.17	7.77	7.26
Weighted average number of shares, diluted	7,258,436	6,956,447	7,256,434	6,985,422

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives, gain on sale of vessel, amortization of below market time charters acquired, and depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

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About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 12 Feeder containerships and 7 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 58,861 teu. After the delivery of seven feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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